Exhibit A:
Mr. Epstein also directly owns a director stock option to purchase 5,000 shares of Class A common stock with (i) an exercise price of $175.98 per share and (ii)
and expiration date of 5/31/2025.  Of the 5,000 shares subject to this option,
1,250 shares are scheduled to vest on May 31, 2016, 1,250 shares are scheduled to vest on May 31, 2017, 1,250 shares are scheduled to vest on May 31, 2018, and
1,250 shares are scheduled to vest on May 31, 2019.